Exhibit 99.8

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

17 November 2016

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 16 November 2016.

Yours faithfully

Natasha Mercer
Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895

CAPITAL GROUPSM	The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406

15 November 2016	theca pita lgroup.com

BY EMAIL-  ORIGINAL IN POST

(investor.relations@jameshardie.com.au)

James Hardie Industries pic

Level 3, 22 Pitt Street

Sydney, NSW, Australia, 2001

Re; Notification of Holdings under the Companies Act 2014- James Hardie Industries pic

Dear Company Secretary:

We hereby give you notice in compliance with the provisions of the Companies Act, 2014 (the Act) of the acquisition by The Capital Group Companies, Inc. (“CGC”) of a notifiable interest in shares comprised in the relevant share capital of James Hardie Industries pic (“Company”), as required by the Act.

CGC is the parent company of Capital Research and Management Company (“CRMC”). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII management companies”): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sari and Capital International K.K. The CGII management companies primarily serve as investment managers to institutional clients.

Neither CGC nor any of its affiliates own shares ofthe Company for its own account. Rather, the shares reported are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

The obligation to make this notification arose on 14 November 2016.

The number of shares comprised in the relevant share capital of the Company in which CGC was interested immediately after the time when the obligation to make this notification arose was 13,410,000 CDis, representing 3.04% of the relevant share capital of the Company.

The identity of each registered holder of shares in the Company in respect of which this notification relates and the number of those shares held by each such registered holder are set out below in the enclosed Schedule A and Schedule B.

For the purpose of this Notification, an outstanding share balance of 440,609,126 shares was used to calculate the percentage of holdings. We believe this figure is correct; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions.

Should you have questions or require additional information, please contact us at (213) 615-0469, or send a fax message to (213) 615-4056. Alternatively, you may contact us via e-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan

Compliance Specialist

As of 14 November 2016

James Hardie Industries pic

	Number of	Percent of Outstanding

The Capital Group Companies. Inc. (“CG”l holdings	13,410,000	3.044%

Holdings by CG Management Companies and Funds:
● Capital Research and Management Company	13,410,000	3.044%

Schedule A

Schedule of holdings in James Hardie Industries pic

The Capital Group Companies, Inc.

As of 14 November 2016

Capital Research and Management Company

Registered Name		Local Shares

Cede & Co.		13,410,000
55 Water Street
New York, NY 10006

	TOTAL	13,410,000

Schedule B